EXHIBIT 5.1

Travers Smith LLP 10 Snow Hill, London, EC1A 2AL

T: +44 (0)20 7295 3000 | www.traverssmith.com

Noble Corporation plc 3rd Floor 1 Ashley Road Altrincham WA14 2DT	Your ref:
	Our ref:	JMR/AZS
	Doc ID:	4129-6377-4527
	Direct line:	+44 (0)20 7295 3413
	Email:	jon.reddington @traverssmith.com

4 September 2024

Dear Sir/Madam

Legal opinion regarding shares of Noble Corporation plc in connection with the Registration Statement on Form S-8 (Registration No. 333-181204) (the "Registration Statement") to be filed with the United States Securities and Exchange Commission ("SEC")

Introduction

1.	We are acting as advisers as to English law to Noble Corporation plc, a public limited company incorporated under the laws of England and Wales with registered number 12958050 (the "Company").
2.	We understand that the Company intends to file, on or around the date hereof, the Registration Statement with the SEC. As described in the Registration Statement, we understand that the Company may propose to issue A ordinary shares of $0.00001 each in the Company pursuant to the Diamond Offshore Drilling, Inc. 2021 Long-Term Incentive Plan (as amended pursuant to the terms of the agreement and plan of merger entered into between the Company, Dolphin Merger Sub 1, Inc, Dolphin Merger Sub 2, Inc and Diamond Offshore Drilling, Inc dated 9 June 2024 (the "Merger Agreement")) (the "Plan"). We have been asked to provide an opinion on certain matters, as set out below, in connection with the filing of the Registration Statement.

Documents reviewed

3.	We have examined the documents listed in Schedule 3 to this opinion. Terms defined in the Schedules have the same meaning where used in this opinion.

Travers Smith LLP is a limited liability partnership registered in England and Wales under number OC 336962 and is authorised and regulated by the Solicitors Regulation Authority (SRA number 489478). A list of the members of Travers Smith LLP is open to inspection at our registered office and principal place of business: 10 Snow Hill London EC1A 2AL

Nature of opinion and observations

4.	This opinion is confined to matters of English law (including case law) in force as at the date of this opinion. We express no opinion with regard to any system of law other than the laws of England as currently applied by the English courts. In particular:
4.1	by giving this opinion, we do not assume any obligation to notify you of future changes in law which may affect the opinions expressed in this opinion, or otherwise to update this opinion in any respect;
4.2	to the extent that the laws of any other jurisdiction may be relevant, our opinion is subject to the effect of such laws. We express no views in this opinion on the validity of the matters set out in any opinion given in relation to such laws;
4.3	we have not been responsible for verifying whether statements of fact (including foreign law), opinion or intention in any documents referred to in this opinion or in any related documents are accurate, complete or reasonable; and
4.4	the term 'non-assessable' has no recognised meaning in English law but for the purposes herein the term means that, under the Companies Act 2006 (as amended), the articles of association of the Company (the "Articles") and any resolution passed in accordance with the Articles approving the issuance of the Shares (as defined below), no holder of such Shares is liable, solely because of such holder’s status as a holder of such Shares, for additional payments or calls on the relevant Shares to or by the Company or its creditors.

Opinion

5.	On the basis stated in paragraph 4, and subject to the assumptions in Schedule 1 and the qualifications in Schedule 2, we are of the opinion that the securities being registered, being 1,921,321 A ordinary shares in the capital of the Company with a nominal value of US$0.00001 each to be issued pursuant to the Plan (the "Shares"), will (when allotted) be validly issued, fully paid and non-assessable once all of: (i) the Registration Statement, as finally amended, shall have become effective under the Securities Act of 1933, as amended (the "Securities Act") and (ii) valid entries in the books and registers of the Company have been made in respect of such issue.

Benefit of Opinion

6.	This opinion is addressed to the Company solely for its own benefit. This opinion letter may not be delivered to or relied upon by any person other than the Company without our express written consent.

Consent to filing

7.	We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to all references to our firm included in or made a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules or regulations promulgated thereunder.

Governing Law

8.	This opinion letter and any non-contractual obligations arising out of or in relation to it are governed by English law. The courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this opinion letter (including non-contractual disputes or claims).

Yours faithfully

/s/ Travers Smith LLP

Travers Smith LLP

Schedule 1

ASSUMPTIONS

In considering the documents listed in Schedule 3 and in rendering this opinion, we have (with your consent and without any further enquiry) assumed:

1.	Authenticity: the genuineness of all signatures, stamps and seals on, and the authenticity, accuracy and completeness of, all documents submitted to us whether as originals or copies;
2.	Powers and Duties: the Directors of the Company when authorising the allotment of the Shares will exercise their powers in accordance with their duties under English law and the articles of association of the Company at the relevant time;
3.	Compliance with FSMA: (i) no Shares, or rights to subscribe for Shares, have been or shall be offered to the public in the United Kingdom in breach of the Financial Services and Markets Act 2000 ("FSMA") or of any other law or regulation concerning offers to the public, invitations to subscribe for, or to acquire rights to, or otherwise acquire, shares in the United Kingdom; and (ii) in issuing and allotting the Shares, the Company is not carrying on a regulated activity for the purposes of section 19 of FSMA;
4.	Copies: the conformity to originals of all documents supplied to us as photocopies, portable document format (PDF) copies, facsimile copies or e-mail versions;
5.	Officer's Certificate: that each of the statements contained in a certificate of an Officer of the Company dated 3 September 2024 (the "Certificate") is true and correct as at the date of this opinion;
6.	Company Search: that the information revealed by our search against the Company's records available for public viewing at Companies House through its website (https://find-and-update.company-information.service.gov.uk/) made at approximately 10 a.m. on 4 September 2024 (the "Company Search") (i) was accurate in all respects and has not since the time of such searches been altered, and (ii) was complete and included all relevant information which had been properly submitted to the Registrar of Companies;
7.	Winding-up Enquiry: that the information revealed by our enquiry of the Central Registry of Winding up Petitions made at approximately 10 a.m. on 4 September 2024 (the "Winding-up Enquiry") was accurate in all respects and has not since the time of such enquiry been altered;
8.	Filings under Other Laws: that all consents, licences, approvals, notices, filings, recordations, publications and registrations which are necessary under any applicable laws (other than, in the case of the Company, English Law) in order to permit the performance of the Plan, have been made or obtained, or will be made or obtained within the period permitted or required by such laws or regulations;

9.	Compliance with Merger Agreement: that the conditions to the Merger (as defined in the Merger Agreement) set out in Section 7 of the Merger Agreement have been satisfied (and not waived by the Company) and the Merger has completed, such that the amendments to the Plan pursuant to the Merger Agreement have taken effect;
10.	Compliance with Plan Documentation: that the holders of awards granted under the terms of the Plan shall comply with the procedures set out in the Plan Documentation (as defined in Schedule 3), as amended by the Merger Agreement, in order to acquire the Shares, in particular the due execution of any notices or consents; that the Shares are duly allotted in accordance with the Allotment Resolutions; and the Company complies with the Plan Documentation at all times in effecting the issue of the Shares and has adopted the prescribed procedures therein to ensure that the Shares are paid up at least as to nominal value and (in the case of stock options) as to the amount of any additional exercise price;
11.	Superseding Agreement: that there is no other agreement, instrument or other arrangement, relationship or course of dealing between any of the parties which modifies or supersedes the Plan and that the Plan Documentation has not been amended, terminated or replaced prior to the issue of the Shares; and
12.	Validity under Other Laws: that the Plan Documentation and Merger Agreement constitute legal, valid, binding and enforceable obligations of each of the parties thereto under all applicable laws (other than, in the case of the Company, English Law) and that they were approved, to the extent required, by the relevant board of directors and stockholders, and that insofar as the laws or regulations of any jurisdiction other than England and Wales may be relevant to (i) the obligations or rights of any of the parties in relation to the Plan Documentation (as amended by the Merger Agreement) or (ii) any of the transactions contemplated in connection with the Plan Documentation (as amended by the Merger Agreement), such laws and regulations do not prohibit, and are not inconsistent with, the entering into and performance of any of such obligations, rights or transactions.

Schedule 2

QUALIFICATIONS

Our opinion is subject to the following qualifications:

1.	Company Search: the Company Search is not capable of revealing conclusively whether or not:
1.1	a winding-up order has been made or a resolution passed for the winding up of a company; or
1.2	an administration order has been made; or
1.3	a receiver, administrative receiver, administrator or liquidator has been appointed; or
1.4	a court order has been made under the Cross Border Insolvency Regulations 2006,

since notice of these matters may not be filed with the Registrar of Companies immediately and, when filed, may not be entered on the public microfiche of the relevant company immediately.

In addition, the Company Search is not capable of revealing, prior to the making of the relevant order or the appointment of an administrator otherwise taking effect, whether or not a winding-up petition or an application for an administration order has been presented or notice of intention to appoint an administrator under paragraphs 14 or 22 of Schedule B1 to the Insolvency Act 1986 has been filed with the Court;

2.	Winding-up Enquiry: the Winding-up Enquiry relates only to the presentation of (i) a petition for the making of a winding-up order or the making of a winding-up order by the Court, (ii) an application to the High Court of Justice in London for the making of an administration order and the making by such court of an administration order, and (iii) a notice of intention to appoint an administrator or a notice of appointment of an administrator filed at the High Court of Justice in London. It is not capable of revealing conclusively whether or not such a winding-up petition, application for an administration order, notice of intention or notice of appointment has been presented or winding-up or administration order granted, because:
2.1	details of a winding-up petition or application for an administration order may not have been entered on the records of the Central Registry of Winding-up Petitions immediately;
2.2	in the case of an application for the making of an administration order and the presentation of a notice of intention to appoint or notice of appointment, if such application is made to, order made by or notice filed with, a Court other than the High Court of Justice in London, no record of such application, order or notice will be kept by the Central Registry of Winding-up Petitions;

2.3	a winding-up order or administration order may be made before the relevant petition or application has been entered on the records of the Central Registry immediately;
2.4	details of a notice of intention to appoint an administrator or a notice of appointment of an administrator under paragraphs 14 and 22 of Schedule B1 of the Insolvency Act 1986 may not be entered on the records immediately (or, in the case of a notice of intention to appoint, at all); and
2.5	with regard to winding-up petitions, the Central Registry of Winding-up Petitions may not have records of winding-up petitions issued prior to 1994.

Schedule 3

1.	a copy of the draft Registration Statement;
2.	the Certificate;
3.	a copy of the Merger Agreement;
4.	the rules of the Diamond Offshore Drilling, Inc 2021 Long-Term Incentive Plan (the "Plan Documentation");
5.	a PDF copy of the ordinary resolution of the Company's sole shareholder, Noble Corporation 2022 Limited, passed on 5 May 2022 granting general and unconditional authority to the Company's directors for the purposes of section 551 of the Companies Act 2006 to exercise all powers of the Company to allot shares and to grant any such subscription rights, as are contemplated in sub-sections 551(1)(a) and 551(1)(b) respectively of the Companies Act 2006 up to a maximum nominal amount of US$271.00 to such persons and at such times and on such terms as they think proper during the period expiring at the end of five years from the date of the passing of the resolution (the "Allotment Resolutions"); and
6.	a PDF copy of the articles of association of the Company adopted by way of special resolution on 5 May 2022.

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